UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: February 27, 2020
Commission File Number: 001-37946
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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
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354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

INCORPORATION BY REFERENCE
This Report on Form 6-K is filed to provide certain information in, and is hereby incorporated by reference into, the Registration Statements on Form F-3, File Nos. 333-220059 and 333-227246, of Algonquin Power & Utilities Corp. (the “Company”).

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1
Audited Annual Financial Statements of Atlantica Yield plc as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 (incorporated by reference from Item 18 of the Annual Report on Form 20-F of Atlantica Yield plc (File No. 001-36487).

99.2	Consent Letter from Deloitte, S.L.

99.3	Consent Letter from Ernst & Young, S.L.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: February 28, 2020	By: /s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer